Exhibit 99.1

Neptune Achieves a Milestone with Completion of Phase II Expansion

Sherbrooke facility to reach annual run-rate of 200,000 kg by the end of November

LAVAL, QC, Oct. 16, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce that its Sherbrooke, Quebec facility started to process biomass using its new cold ethanol equipment. The first shipments of cannabis extracts produced with our ethanol equipment are expected in the coming weeks once the final release testing is completed on the first batches that have been extracted. Combined with Neptune's CO2 extraction line, the Company's capacity to process biomass is expected to reach an annual run rate of 200,000 kg by the end of November. As indicated previously, Neptune's current capacity, including the phase II expansion, is fully committed to existing clients.

Starting with Phase II and going forward, Neptune has opted for cold ethanol technology, which could be up to 5x faster than our CO2 equipment and which consumes up to 2x less energy than our CO2 technology. Our cold ethanol process combined with the high level of automation of Neptune's Sherbrooke facility should position the Company as a low-cost manufacturer in Canada. Additionally, in recent weeks, we have received additional security clearance from Health Canada for our production personnel which should alleviate operational constraints.

"The Phase II cold ethanol production was completed on budget and is another important milestone in our capacity expansion strategy. We are currently working on Phase IIIa which will bring total annual extraction capacity to 1,500,000 kg. This capacity expansion is necessary to support the execution of Neptune's growth strategy to become a global leader in cannabis extraction and purification while meeting the growing demand from consumers for natural products. With our diverse base of 100+ customers across North America in multiple verticals, including legal cannabis and hemp, nutraceutical, and consumer packaged goods, Neptune is well positioned to execute on its growth plans," said Michael Cammarata, Neptune's CEO.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and CPG. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should", "likely" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 16-OCT-19